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                                    FILED BY SUIZA FOODS CORPORATION PURSUANT TO
                                    RULE 425 OF THE SECURITIES ACT OF 1933 AND
                                    DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                    SECURITIES EXCHANGE ACT OF 1934

                                    SUBJECT COMPANY:  DEAN FOODS COMPANY
                                    COMMISSION FILE NO. 1-08262



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Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN ITS BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION


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CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.
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         The communication filed herewith is a transcript of a video presentation prepared for and made available to employees of Suiza and its subsidiaries on April 5, 2001.

Hello. ["Gregg L. Engles" and "Chairman of the Board and Chief Executive Officer" appear at bottom of screen.]

I'd like to be with each of you in person to share today's exciting news. But since I physically can't be in each of our locations, I've decided to communicate through this video.

As you have no doubt heard, yesterday, Dean Foods Company and Suiza announced plans to merge our two companies to create the leading processor, distributor and marketer of dairy-based and other food products. Dean Foods is a company with a long and proud history. For over 75 years they have provided extremely high quality products and service to their customers under the Dean Foods name, and many other well-known and highly regarded names in the dairy industry. For Suiza, it is an honor to merge with a company of this caliber, and an opportunity to build for the future from a solid base in the past.

Our combined company will have the geographic reach, management depth and product mix necessary to grow and compete effectively against larger, diversified food and beverage companies. The combined talent and experience of our employees will also be an invaluable resource for the new company.

The merged company will retain the Dean Foods name, but our headquarters will be in Dallas. I will become CEO of the new Dean Foods, while Howard Dean will serve as Chairman of the combined company until his retirement next year. Pete Schenkel and Bing Graffunder will continue to lead the Dairy Group and Morningstar, providing strong leadership and continuity across the combined company's operations.

Howard Dean and I are very excited about this transaction because it will benefit the Suiza and Dean family, including our employees, customers, and producers, and the industry as a whole.

We are joining two companies with complementary operations, products and geographic presence to create a more dynamic player in the dairy foods industry. The new company will have the resources to innovate, expand product offerings and market our strong local brands. By combining our talent and resources, we will also be better positioned to meet the needs of consumers and retailers at all levels: local, regional and national.

While there is very little overlap between Suiza's operations and those of Dean Foods, we have agreed to divest a small number of plants to preempt any potential regulatory concerns, and ensure that approval for this transaction is secured in a timely manner. We therefore plan to sell six plants to a new entity which a newly-formed joint venture between Dairy Farmers of America, the nation's largest dairy farmer cooperative, and three experienced dairy processors - Tex Beshears, Tracy Noll and Alan Meyer. These facilities include Velda Miami and Velda Winterhaven from Suiza, and Coburg, H. Meyer, Cream O Weber, and the Barber plant in Birmingham, Alabama, from Dean.

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The plants that we have agreed to divest have played a key role in the success and development of our companies and we will miss having them as a part of our family. However, we concluded that, by selling these facilities to this new venture, we would ensure the continued viability of these operations and continued opportunities for the employees who work at those facilities.

One of the finest aspects of this merger is that it positions us for the future without compromising the past. The new Dean Foods will build on our long history of local, community-based operations while, at the same time, developing a national reach. Our dairies will continue to enjoy their familiar local identity, and compete head-to-head with other well-known rivals.

As employees of an industry-leading company, many of you will see expanded career opportunities and reap the benefits of the combined company's growth potential. The new company will be an industry-leader, more committed than ever to bringing innovative new products to our customers, and increasing consumer demand for fluid milk and other dairy products, thus benefiting consumers, dairy farmers, and the entire dairy industry.

This historic announcement is great news for each of our fine companies. I hope you share my enthusiasm about being a part of this dynamic combination. I look forward to working hand in hand with each of you to make it a success.

Thank you.